SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549
_______________

SCHEDULE 13D
UNDER THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. Two)*

Stratford American Corporation
(Name of Issuer)

Common Stock, par value $0.01 per share
(Title of Class of Securities)

86279E 10 2
(CUSIP Number)

Dale M. Jensen
4021 E. Lamar Road
Paradise Valley, Arizona 85253
(480) 563-8577
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

November 7, 2005
(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box.   ☐

Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other revisions of the Act (however, see the Notes).

CUSIP No. 86279E 10 2	13D	Page 2 of 5 Pages

1.	NAMES OF REPORTING PERSONS Dale M. Jensen I.R.S. IDENTIFICATION NOs. OF ABOVE PERSONS (ENTITIES ONLY)

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)	(a) (b)	☐ ☐

3.	SEC USE ONLY

4.	SOURCE OF FUNDS (See Instructions) PF

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)		☐

6.	CITIZENSHIP OR PLACE OF ORGANIZATION United States (Arizona)

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7. SOLE VOTING POWER 8. SHARED VOTING POWER 821,824.5 shares 9. SOLE DISPOSITIVE POWER 10. SHARED DISPOSITIVE POWER 821,824.5 shares

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 821,824.5 shares

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)	☐

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 7.4%

14.	TYPE OF REPORTING PERSON IN

Page 3 of 5 Pages

ITEM 1.	SECURITY AND ISSUER.

This statement relates to Common Stock, $0.01 par value. The name of the issuer is Stratford American Corporation and the address of its principal executive offices is 2400 East Arizona Biltmore Circle, Building 2, Suite 1270, Phoenix, Arizona 85016.

ITEM 2.	IDENTITY AND BACKGROUND.

(a)  The name of the person filing this statement is Dale M. Jensen. Mr. Jensen is a member of JDMD Investments, L.L.C. (“JDMD”), which was formerly known as JDMK Investments, L.L.C.

(b)  Mr. Jensen’s address is 4039 E. Lamar Road, Paradise Valley, Arizona 85253.

(c)  Mr. Jensen’s principal occupation or employment is investing for his own account out of his home and not for any organization. The address out of which Mr. Jensen conducts such occupation is 4021 E. Lamar Road, Paradise Valley, Arizona 85253.

(d)  During the last five years, Mr. Jensen has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)  During the last five years, Mr. Jensen has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction resulting in any judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)  Mr. Jensen is a United States citizen.

ITEM 3.	SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

Mr. Jensen did not acquire the securities directly. Rather, he acquired a 25% interest in JDMD on July 2, 1997. The source of the consideration for his purchase of an investment in JDMD was personal funds. JDMD paid $350,830.50, or $0.75 per share, in cash for the 467,774 shares of the issuer’s Common Stock.

ITEM 4.	PURPOSE OF TRANSACTION.

As described in Item 3 above, Mr. Jensen indirectly acquired the securities through JDMD. JDMD acquired the securities for investment. Members of JDMD are exploring the possibility of taking the issuer private, in part to eliminate the cost of being a public company, especially increasing accounting costs. If undertaken, such a transaction would result in the termination of registration of the issuer’s Common Stock pursuant to Section 12(g)(4) of the Securities Act of 1934, as amended.

JDMD has not yet made a formal proposal to the issuer regarding any potential transaction and there can be no assurance that JDMD will proceed with any such transaction, either independently or as a member of a group that includes others. Among other alternatives, Members of JDMD are considering a cash-out merger whereby the holders of the issuer’s Common Stock will receive as consideration for their shares cash in an amount that approximates the amount paid for the shares covered by this Schedule 13D.

Except as indicated above, Mr. Jensen does not have any plans or proposals that relate to or would result in any other action specified in clauses (a) through (j) of Item 4 on Schedule 13D.

Page 4 of 5 Pages

ITEM 5.	INTEREST IN SECURITIES OF THE ISSUER.

(a)  Mr. Jensen beneficially owns 821,824.5 shares, or 7.4% of the issuer’s Common Stock, indirectly through his 25% membership interest in JDMD. The shares for which Mr. Jensen claims beneficial ownership represent 25% of the 3,287,298 shares held by JDMD.

(b)  Mr. Jensen shares the power to vote or to direct the vote and to dispose or direct the disposition of the 821,824.5 shares beneficially owned by him with JDMD and the Members (as defined below) of JDMD.

JDMD is organized in the state of Arizona. JDMD’s principal business is (i) making investments in businesses, companies, and properties by means of acquisitions of stock, partnership interests, limited liability company memberships, and direct acquisitions of property and assets, and (ii) holding and managing such investments. The address of its principal business is 2400 East Arizona Biltmore Circle, Building 2, Suite 1270, Phoenix, Arizona 85016.

During the last five years, neither JDMD nor any of the Members (as defined below) has been convicted in a criminal proceeding. During the last five years, neither JDMD nor any of the Members has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction resulting in any judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

The other members (the “Members”) of JDMD are the Shultz Family Trust (of which Mel L. Shultz is a trustee), the Eaton Family Trust (of which David H. Eaton and Carol E. Eaton are trustees) and Gerald J. Colangelo. Their residence or business addresses are, respectively: 2400 East Arizona Biltmore Circle, Building 2, Suite 1270, Phoenix, Arizona 85016; 2400 East Arizona Biltmore Circle, Building 2, Suite 1270, Phoenix, Arizona 85016; and 201 East Jefferson Street, Phoenix, Arizona 85004. Mr. Jensen acquired the interest of a prior member of JDMD, and the name was changed from JDMK to JDMD, on July 2, 1997.

The present principal occupation or employment and the name, principal business and address of any corporation or other organization in which such employment is conducted for each of the Members is as follows:

(1)  Mr. Shultz’s principal occupation is serving as a managing member of JDMD. As discussed above, the principal business of JDMD is (i) making investments in businesses, companies, and properties by means of acquisitions of stock, partnership interests, limited liability company memberships, and direct acquisitions of property and assets, and (ii) holding and managing such investments. The address of JDMD’s principal business is 2400 East Arizona Biltmore Circle, Building 2, Suite 1270, Phoenix, Arizona 85016.

(2)  Mr. Eaton’s principal occupation is serving as a managing member of JDMD. As discussed above, the principal business of JDMD is (i) making investments in businesses, companies, and properties by means of acquisitions of stock, partnership interests, limited liability company memberships, and direct acquisitions of property and assets, and (ii) holding and managing such investments. The address of JDMD’s principal business is 2400 East Arizona Biltmore Circle, Building 2, Suite 1270, Phoenix, Arizona 85016. Ms. Eaton is not employed and she resides at 1040 E. Osborn Road, Phoenix, Arizona 85014. The Eaton Family Trust invests for the benefit of its beneficiaries and not for any organization and conducts such activities from 2400 East Arizona, Arizona Biltmore Circle, Building 2, Suite 1270, Phoenix, Arizona 85016.

Page 5 of 5 Pages

(3)  Mr. Colangelo’s principal occupation is serving as Chief Executive Officer of the Phoenix Suns. The principal business of the Phoenix Suns is as a member team of the National Basketball Association and the address of the Phoenix Suns at which Mr. Colangelo conducts his principal occupation is 201 East Jefferson Street, Phoenix, Arizona 85004.

Each of the Members is a United States citizen.

(c)  On November 7, 2005, JDMD purchased 467,774 shares of the issuer’s Common Stock from Alan R. Mishkin. JDMD paid $350,830.50, or $0.75 per share, in cash for the 467,774 shares of the issuer’s Common Stock.

(d)  JDMD has the right to receive and the power to direct the receipt of dividends from, or the proceeds from the sale of, the Common Stock. The members of JDMD are Mr. Jensen, the Shultz Family Trust (of which Mel L. Shultz is trustee), the Eaton Family Trust (of which David H. Eaton and Carol E. Eaton are trustees), and Gerald J. Colangelo.

(e)  Not applicable.

ITEM 6.	CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

None.

ITEM 7.	MATERIAL TO BE FILED AS EXHIBITS.

None.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Amendment is true, complete and correct.

Dated: November 10, 2005

DALE M. JENSEN

/s/ Dale M. Jensen